SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-37504

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBERA 401(k) Plan as adopted by The Provident Bank

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Bancorp, Inc

5 Market Street

Amesbury, Massachusetts 01913

SBERA

401(k) Plan as Adopted by

The Provident Bank

2017 Financial Statements

and

Supplemental Schedule

E.I.N. 04-3497377	Plan Number 002

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

The following financial information is submitted herewith:

All schedules, except as listed above, that are required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the

SBERA 401(k) Plan as adopted by The Provident Bank

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SBERA 401(k) Plan as adopted by The Provident Bank (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

See notes to financial statements.

3

SBERA

401(k) Plan as Adopted by The Provident Bank

/s/ Whittlesey PC

We have served as the Plan’s auditor since 2015.

Hartford, Connecticut

June 28, 2018

The accompanying notes are an integral part of these financial statements.

4

SBERA

401(k) Plan as Adopted by The Provident Bank

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	December 31,
	2017	2016

Assets
Investments at fair value:
Common collective trusts	$10,030,282	$8,473,127
Provident Bancorp, Inc. common stock	6,156,060	4,361,116
Total investments at fair value	16,186,342	12,834,243

Notes receivable from participants	429,122	293,237

Net assets available for benefits	$16,615,464	$13,127,480

The accompanying notes are an integral part of these financial statements.

5

SBERA

401(k) Plan as Adopted by The Provident Bank

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2017

Additions:
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$3,560,793
Interest and dividends	1,895
Total investment income	3,562,688

Interest income on notes receivable from participants	15,014

Contributions:
Participant	588,220
Employer	407,004
Rollover	113,589
Total contributions	1,108,813
Total additions	4,686,515

Deductions from net assets attributable to:
Benefits paid to participants	1,198,531
Total deductions	1,198,531

Net increase	3,487,984

Net assets available for benefits:
Beginning of year	13,127,480
End of year	$16,615,464

The accompanying notes are an integral part of these financial statements.

6

Notes to Financial Statements

1. Description of the Plan

The following description of SBERA 401(k) Plan as Adopted by The Provident Bank (the “Plan”) provides only general information. Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Provident Bank (the “Bank”). The Bank is a wholly-owned subsidiary of Provident Bancorp, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is a member of the SBERA common collective Trust (SBERA or the “Trust). The Plan is administered by SBERA, which has overall responsibility for the operation and administration of the Plan. An Investment Committee consisting of the Plan’s Trustees determines the appropriateness of the Plan’s investment offerings and monitors investment performance. Under the Trust agreement, the Plan owns a portion of the net assets of the Trust. The Plan has a divided interest in certain assets of the Trust.

SBERA is the Plan Administrator. SBERA contracts with Northeast Retirement Services (“NRS”) to provide record keeping services. SBERA is the Trustee for the Plan.

Effective July 16, 2015, the Company completed its public stock offering and the Plan began offering Company common stock as an investment option to all Plan participants.

Eligibility Requirements

To become eligible for participation, an employee must have reached 21 years of age.

Contributions

Each year, participants may contribute to the Plan a percentage of pretax annual compensation, as defined in the Plan, up to the maximum amount allowable under the provisions of the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans or defined contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan.

The Bank may make a safe harbor contribution to eligible participants, equal to 100% of participant deferrals, up to 6% of each participant’s eligible compensation contributed to the plan. To be eligible for a safe harbor contribution, participants must complete one year of service. For the plan years ended December 31, 2017 and 2016, the Bank made safe harbor contributions totaling $407,004 and $385,151, respectively. The Bank may also make nonelective contributions to eligible employees, as determined by the Board of Directors. To be eligible for a nonelective contribution, participants must complete one year of service. There were no nonelective contributions made during the plan years ended December 31, 2017 and 2016.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Bank contributions and an allocation of Plan earnings. Allocations are based on the participant’s earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

7

Notes to Financial Statements

Investments

Participants direct their contributions into investment options offered by the Plan and common shares of Provident Bancorp, Inc., the parent company of the Bank. Employer contributions are invested in each participant’s account according to the participant’s selected allocation. Participants can change or transfer their investment options at any time via an automated telephone system or the Custodian’s website.

Vesting

Participants are vested immediately in their contributions and the Bank’s safe harbor contributions, plus actual earnings thereon. Vesting in the Bank’s nonelective contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited services.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Notes are required to be repaid within five years unless the note is to be used for the purchase of a primary residence in which case the note may be repaid within a period of no more than twenty years. The notes are secured by the balance in the participant’s account and bear interest at prime rate as published by the Wall Street Journal plus 1%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, retirement, disability or death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount, installment payments or partial payments. In-service withdrawals from the participant’s account are available upon reaching age 59½. If a participant’s vested account balance is $1,000 or less, the Plan administrator can distribute the entire balance in a lump-sum amount.

Hardship Withdrawals

Hardship withdrawals are available from the participant’s elective deferral account, excluding earnings thereon, in order to meet a participant’s immediate and heavy financial need. Participant deferrals are suspended for six months following receipt of a hardship withdrawal.

Forfeitures

At December 31, 2017 and 2016, there were no forfeited nonvested account amounts. These accounts can be used to reduce the Bank’s future safe harbor contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with GAAP and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

8

Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and custodian.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income includes interest and dividend income and the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged against participant accounts when incurred. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. Defaulted notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Bank as provided by the Plan document. The Bank paid $30,050 in administrative expenses on behalf of the Plan during 2017.

Administrative expenses including investment related fees are paid directly to SBERA and are reflected in the Plan’s share of the common collective trusts net investment activity. In addition, included within the Plan’s interest in the Trust’s net investment income, in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses included in the unrealized appreciation of fair value of investments.

9

Notes to Financial Statements

Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update 2017-06, which clarifies the presentation and disclosure requirements for an employee benefit plan’s interest in a master trust. The new standard requires a plan’s interests in master trust balances and activities to be presented on the face of the Plan’s financial statements as a single line item for each interest in a master trust. The new standard also requires the disclosure of the master trust’s investments by general type and the dollar amount of the plan’s interest in each type; and the disclosure of the master trust’s other assets and liabilities on a gross basis and the dollar amount of the plan’s interest in each balance. An adoption of the new standard will eliminate the requirement to disclose the Plan’s overall percentage interest in the trust and the health and welfare plans’ requirement to disclose 401(h) investment account information, in which such information will be disclosed in the defined benefit plan. The standard is effective for the Plan beginning on January 1, 2019, with early adoption permitted. The Plan’s management is currently evaluating the impact of the standard on the financial statements and related disclosures.

3. Risk and Uncertainties

The Plan provides for various investment options which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statements of changes in net assets available for benefits.

4. Investments – Plan Interest in SBERA Common Collective Trust

The Plan owns a portion of the net assets of the Trust. The following table presents the total net assets of the Trust and the Plan's interest in Trust Assets:

	December 31,
	2017	2016

Cash	$155,324,301	$93,327,058
Total investments at fair value	1,592,519,449	1,367,996,219
Notes receivable from participants	18,446,345	18,241,532
Other assets	5,793,036	18,074,273

Total Assets	$1,772,083,131	$1,497,639,082

Total Liabilities	2,783,594	1,391,504

Net assets available for benefits	$1,769,299,537	$1,496,247,578

Plan interest in net assets	$16,615,464	$13,127,480

10

Notes to Financial Statements

Total Trust investment income for the year ended December 31, 2017 was comprised of:

2017

Net realized and unrealized loss of investments	$225,066,098
Interest and dividend income	14,482,509
Administrative expenses	(5,665,089)

Trust net invetment income	$233,883,518

Trust net investment income allocated to the Plan	$3,577,702

The net appreciation in the fair value of investments includes both realized and unrealized gains and losses.

5. Continuance of the Plan

The Bank has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested and are entitled to receive their respective shares of the Plan’s net assets after payment of all liabilities and expenses. At December 31, 2017, the Plan had not expressed any intention to terminate and expects to continue the Plan indefinitely.

6. Tax Status

The Company has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter from the Internal Revenue Service dated March 31, 2014. The letter states that the prototype form of plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended and restated since receiving the opinion letter, the Plan Sponsor and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

7. Related Party and Party-in-Interest Transactions

Certain administrative functions, including plan administration, are performed by officers or employees of the Bank. Northeast Retirement Services provides consulting, recordkeeping and other services in connection with the administration of the Plan. The Plan invests in a common collective trusts managed by SBERA, the Trustee of the Plan. The assets of the Plan are held by several custodians. These transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

11

Notes to Financial Statements

During 2015, Provident Bancorp, Inc. completed an initial public stock offering and as a result Participants may allocate any portion of their contributions to purchase common shares of Provident Bancorp, Inc. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. Investments in Provident Bancorp, Inc.’s common stock amounted to $6,156,060 and $4,361,116 at December 31, 2017 and 2016, respectively. During 2017, the Plan purchased and sold 3,577 and 14,512 number of shares, respectively. Because the Bank is the Plan Sponsor, transactions involving Provident Bancorp, Inc.’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

8. Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with GAAP, the fair value estimates are measured within the fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Basis of Fair Value Measurement

Level 1	—	Unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2	—	Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	—	Significant unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

12

Notes to Financial Statements

The following table details the financial instruments carried at fair value on a recurring basis as of December 31, 2017 and 2016, and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine the fair value:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2017
Investments measured at NAV(a):
Common collective trusts	$10,030,282
Investments measured in the fair value hierarchy:
Provident Bancorp, Inc. common stock	$6,156,060	$6,156,060	$-	$-
Total investments at fair value	$16,186,342	$6,156,060	$-	$-

December 31, 2016
Investments measured at NAV(a):
Common collective trusts	$8,473,127
Investments measured in the fair value hierarchy:
Provident Bancorp, Inc. common stock	$4,361,116	$4,361,116	$-	$-
Total investments at fair value	$12,834,243	$4,361,116	$-	$-

(a) In accordance with FASB ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Common collective trusts: Valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This value is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Provident Bancorp, Inc. common stock: Provident Bancorp, Inc. common stock is valued at the quoted market price from a national securities exchange. The Provident Bancorp, Inc. common stock is classified as Level 1 in the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan does not have any financial instruments carried at fair value on a nonrecurring basis at December 31, 2017 and 2016.

13

Notes to Financial Statements

The following table sets forth additional disclosures of the Plan’s investment whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2017 and 2016. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

					Redemption
	Fair Value		Unfunded	Redemption	Notice
	2017	2016	Commitment	Frequency	Period

Common collective trusts	$10,030,282	$8,473,127	$-	Daily, Monthly	1 to 5 days

14

SUPPLEMENTAL SCHEDULE

15

SBERA

401(k) Plan as Adopted by The Provident Bank

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at end of year)

EIN 04-3497377 Plan Number 002

December 31, 2017

(Unaudited)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(d) Cost	(e) Current Value

	State Street Global Advisors	Index 500 Account	**	$1,612,952
	Times Square Capital Management	Small Cap Growth Account	**	1,377,425
	Institutional Capital LLC (ICAP)	Large Cap Value Account	**	1,177,478
*	SBERA	Bond Account	**	925,991
*	SBERA	Equity Account	**	780,594
	INTECH	Large Cap Growth Account	**	756,660
*	SBERA	International Equity Account	**	595,583
	The Boston Company	Small Cap Value Account	**	595,182
*	SBERA	Money Market Account	**	503,292
	Blackrock Institutional Trust	LifePath 2020	**	384,193
	Blackrock Institutional Trust	LifePath 2030	**	357,911
	Blackrock Institutional Trust	LifePath 2040	**	282,494
	PIMCO	All Asset Account	**	198,363
	Blackrock Institutional Trust	LifePath 2050	**	151,625
*	SBERA	SBERA Account	**	93,703
	Blackrock Institutional Trust	LifePath 2045	**	62,784
	Blackrock Institutional Trust	LifePath 2025	**	61,900
	Blackrock Institutional Trust	LifePath 2055	**	57,541
	Blackrock Institutional Trust	LifePath Retirement	**	48,986
	Blackrock Institutional Trust	LifePath 2035	**	5,625

*	Provident Bancorp, Inc.	Company common stock	**	6,156,060

*	Notes receivable from participants	Participant loans, various terms collateralized by vested account balance, interest rates fixed at 4.25%.	-0-	429,122
		Total assets at fair value		$16,615,464

*	Party-in-interest.
**	Cost information is not required for participant-directed investments.

16

SBERA

401(k) Plan as Adopted by The Provident Bank

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBERA 401(K) PLAN AS ADOPTED BY THE PROVIDENT BANK

Date: June 28, 2018	By:	/s/ Carol Houle
Name: Carol Houle
Title: Plan Administrator

17

Exhibit Index

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm

18